UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
  ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
EF Resources, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Texas

Date of organization
January 21, 2015

Physical address of issuer
2060 North Loop W, Suite 100, Houston TX 77018

Website of issuer
https://www.energyfunders.com

Current number of personnel
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,780,817	$1,022,332
Cash & Cash Equivalents	$1,434,250	$694,701
Accounts Receivable	$0	$0
Short-term Debt	$979,977	$719,701
Long-term Debt	$605,746	$0
Revenues/Sales	$334,149	$125,392
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($658,564)	($527,831)

The above reflects the consolidated financials of EF Resources, Inc. and its subsidiaries, which include EnergyFunders, LLC; EF Advisor, LLC; and EF Funding Portal, LLC. The accompanying financial statements in Exhibit A are consolidated and include the accounts of the Company and its majority owned subsidiaries.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by EF Resources, Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.energyfunders.com.com no later than 120 days after the end of each fiscal year covered by the report.

The Company must continue to comply with the ongoing reporting requirements until:
(1) **the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;**
(2) **the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;**
(3) **the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;**
(4) **the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or**
(5) **the Company liquidates or dissolves its business in accordance with state law.**

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

EF Resources, Inc. is a Texas C-Corporation, formed on January 21, 2015. The Company, through its subsidiaries, is currently also conducting business under the names EnergyFunders, EnergyFunders Black, and EnergyFunders Marketplace. The Company has several subsidiaries, including EnergyFunders, LLC, EF Advisor, LLC, and EF Funding Portal, LLC.

EnergyFunders, LLC was incorporated as a Texas Domestic Limited Liability Company on May 14, 2013. The Company owns 100% of the subsidiary. In addition, EnergyFunders, LLC owns several subsidiaries, including EF Advisor, LLC and EF Funding Portal, LLC.

EF Advisor, LLC was formed as a Texas Domestic Limited Liability Company on May 26, 2014. EnergyFunders, LLC owns 100% of the subsidiary, and the subsidiary is managed by Casey Minshew, Philip Racusin, and Michael Racusin. EF Advisor, LLC acts as an exempt advisor that reports to the SEC.

EF Funding Portal, LLC was formed as a Texas Domestic Limited Liability Company on October 30, 2015. EnergyFunders, LLC owns 100% of the subsidiary, and the subsidiary is managed by Casey Minshew, Philip Racusin, and Michael Racusin. EF Funding Portal, LLC is a SEC-registered funding portal that is also a member of FINRA.

The Company is currently located at 2060 North Loop W, Suite 100, Houston TX 77018.

The Company's website is https://www.energyfunders.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Some of the Company's projects are delayed, under-performing, or failed. These projects may cause the Company to miss its growth projections which could damage the Company's financial position. If a significant portion of the Company's projects experience these issues, it may erode investor confidence which could further cause the Company to miss its growth projections.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of investors that it serves or to establish itself as a well-known brand in the competitive investments space. Additionally, the product may be in a market where customers will not have brand loyalty.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. The crowdfunding market is an emerging industry where new competitors are entering the market frequently. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key workers. In particular, the Company is dependent on Casey Minshew, Derrick Hale, Philip Racusin, Michael Racusin, and Aalok Shah. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. We do not maintain key-man life insurance with respect to any of our officers or directors. We believe our success is also dependent upon our ability to continue to employ and retain skilled technical personnel.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that the Company has sustained net losses of $722,201 and $527,831 during the years ended December 31, 2018 and 2017, respectively, and has an accumulated deficit of $1,660,127. The Company continues to rely on its shareholders and other outside investors to finance its operations and anticipates this need for the upcoming year. The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The Company's operating losses and working capital deficiency raise substantial doubt about our ability to continue as a going concern. If the Company does not generate revenues, does not achieve profitability and does not have other sources of financing for our business, it may have to curtail or cease our development plans and operations, which could cause investors to lose the entire amount of their investment.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities.

Cyclical and seasonal fluctuations in the economy and in oil and gas prices in particular may have an effect on our business. Both cyclical and seasonal fluctuations in the economy and in oil and gas prices may affect our business. The oil and gas industry is cyclical, which can result in shortages of drilling rigs, equipment, raw materials, supplies and personnel. When shortages occur, the costs and delivery times of rigs, equipment and supplies increase. In addition, when demand for oil and gas increases, the demand for, and wage rates of, qualified drilling rig crews also rise. Seasonal or cyclical trends may cause fluctuations in our quarterly results; our financial condition and results of operations could suffer.

We have a history of net losses, may incur substantial net losses in the future and may not achieve profitability. Although we have begun to generate revenues, we have incurred losses since inception. We expect to incur increased costs to implement our business plan and increase revenues, such as costs relating to expanding our crowdfunding platform. If our revenues do not increase to offset these additional expenses or if we experience unexpected increases in operating expenses, we will continue to incur losses and will not become profitable. If we are not able to significantly increase our revenues, we will likely not be able to achieve profitability in the future.

If we are unable to manage our anticipated growth effectively, our business could be adversely affected. We anticipate that a significant expansion of our operations, and new personnel will be required in all areas of our operations in order to implement our business plan. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. For us to manage such growth, we must put in place legal and accounting systems, and implement human resource management and other tools. We have taken preliminary steps to put this structure in place. However, there is no assurance that we will be able to successfully manage this anticipated rapid growth. A failure to manage our growth effectively could materially and adversely affect our ability to market our crowdfunding platform. Our crowdfunding platform operates on an online distribution model and is, therefore, subject to internet cyber risk.

Our online crowdfunding distribution model could be subject to cyber-attacks aiming to breach our security protocols. We take reasonable and commercial precautions to make our systems as secure as possible, including but not limited to daily back-ups, banking grade hosting solutions, divisions between systems to ensure, for example, that our banking backend cannot be reached via our online distribution network, and continuous monitoring of the systems as well as sequential system checks. However, we cannot fully exclude the possibility of cyber-attacks, third party breaches, software bugs or other forms of internet malfeasance. If any of these events occur, our reputation could be negatively impacted and our future revenues could suffer as a result.

Increasing competition within our emerging industry could have an impact on our business prospects. The crowdfunding market is an emerging industry where new competitors are entering the market frequently. These competing companies may have significantly greater financial and other resources than we have and may have been developing their products and services longer than we have been developing ours. Although our portfolio of companies and related revenue stream sources are focused on oil and gas drilling or re-working projects, and there are currently only a limited number of competitors providing crowdfunding in the oil and gas industry, increasing competition within the oil and gas and other industries may have a negative impact on our profit margins.

Our business is subject to risks generally associated with fluctuating economic tendencies in the capital markets. The demand for our products can change over time due to fluctuations in the global and local economies and in the related capital requirements of small and medium-sized enterprises. These fluctuations could negatively impact our future revenue streams.

We may not be able to adequately protect our proprietary technology, and our competitors may be able to offer similar products and services, which would harm our competitive position. Our success depends in part upon our proprietary technology. We rely primarily on trademark, copyright, service mark and trade secret laws, confidentiality procedures, license agreements and contractual provisions to establish and protect our proprietary rights. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. We also pursue the registration of our domain names, trademarks, and service marks in the United States. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products and services or design around any intellectual property rights we hold.

We will likely need additional financing. Any limitation on our ability to obtain such additional financing could have a material adverse effect on our future business, financial condition and results of operations. We will require additional capital to expand our crowdfunding activities and to cover our operating expenses. The raising of additional capital could result in dilution to our shareholders. In addition, there is no assurance that we will be able to obtain additional capital, or that if available, it will be available to us on favorable or reasonable terms. Any limitation on our ability to obtain additional capital as and when needed could have a material adverse effect on our business, financial condition and results of operations.

Changes in regulations governing our operations, specifically relating to the sale of securities, could negatively affect our business. Changes to the laws and regulations relating to the offering of securities via an online crowdfunding platform would negatively affect our business operations. Such changes could result in our having to change our business model, which could negatively impact future revenues.

There are significant potential conflicts of interest. Our key personnel may, from time to time, be engaged in activities which could be construed as a conflict of interest. Additionally, our key personnel may own non-Company oil and gas investments, sit on the board of directors of or be involved on a consulting basis to other oil and gas development companies.

The Company does not have an employment contract in place with its key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if any of those individuals were to leave EnergyFunders, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's latest class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $10,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a price based on a discount of 20%, or on a $10,000,000 valuation cap, whichever is lesser. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $10,000,000 valuation cap, so you should not view the $10,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note in this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small group. Prior to the Offering, the Company's current owner of 20% or more of the Company's outstanding voting securities beneficially owns up to 21.77% of the Company's voting securities. Three individuals (Philip Racusin, Casey Minshew, Michael Racusin), assuming all options were vested and exercised, would together own an aggregate of over 51% of the Company. Without accounting for options, these three individuals would together own less than 50% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, due to such ownership of common shares of the Company, which confer the same voting rights as other shares issued by the company, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. It is possible that the concentration of ownership in these persons could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no current liquidity of this investment. No market currently exists for the Company's common stock and no assurance can be given that a market for any of the Company's common stock will develop in the future. Further, the Company's common stock will not be registered under federal or state securities laws, and cannot be resold unless the Company's common stock are subsequently registered under such laws or unless an exemption from registration is available. Accordingly, investors should not expect to be able to sell the Company's common stock or otherwise liquidate their investment even in an emergency or should their circumstances change. Further, if such a sale were possible, there can be no assurance the price would equal or exceed that paid by the investor. Investors must be prepared to bear the economic risk of holding the Company's common stock for an indefinite period of time.

There are limitations on the liability of our directors. As permitted by Texas law, our Certificate of Formation limits the liability of directors to the Company or its shareholders for monetary damages for breach of a director's fiduciary duty except for liability in certain instances. As a result of such Certificate of Formation and Texas law, our shareholders may have limited rights to recover against directors for breach of fiduciary duty.

There may be other unforeseen risks. In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. Potential investors should keep in mind other possible risks not specifically outlined in this section that could be important to the future prospects of the Company and relevant to their investment decision.

BUSINESS

Summary of the Business
EnergyFunders is a financial technology company that provides users the opportunity to invest into Energy related projects utilizing its an internet-based application platform.

The Company raises funding for its venture capital funds that invest into individual oil and gas exploration and production projects under the name EnergyFunders Black. It earns a carried interest and fees from each of the separate projects similar to venture capital funds. Investors into the projects receive access to pre-vetted oil and gas exploration and production wells, brought to us by experienced developers; however, it is ultimately the investor's decision.

The Company also operates a registered crowdfunding portal using Regulation CF called EnergyFunders Marketplace, and it raises funding for promising energy technology and alternative energy companies.

Business Plan

There is a significant funding gap for companies raising under $10 million in the energy industry. It is especially acute for raises under $5 million. Energy companies with new ideas and technologies are unable to get their concepts to market fast enough or even off the ground. Venture Capital investments by banks, private equity, and venture capital firms, have declined by 30% in this sector over the past 5 years, leaving a void in energy-focused start-up capital funding.

With the introduction of new crowdfunding laws and the EnergyFunders platform, energy entrepreneurs can now seek funding for their ideas, concepts and innovations from friends, family, customers, and the public at large. EnergyFunders has multiple tools: Reg CF ($1.07MM cap; everyone) and Reg D (unlimited raise; accredited only) and eventually Reg S (international) and Reg A+ ($75MM cap; everyone), along with the platform to effectively utilize them. Today, a Reg CF raise and Reg D raise (506(c)) can be done concurrently, side-by-side.

Recent Results
We have been successful in proving our model of raising money online and growing our investor base including the following metrics:

- In 2018, we maintained our 100% rate on raising money for oil and gas exploration and production projects
- Average investment size grew from $8,000 per investor in 2017 to $9,022 in 2018
- We had 55% year over year growth in capital raised from 2017 to 2018
- $254K average investment per project in 2018
- $771K largest single project fund to date

Marketing & Sales
Digital marketing makes up 95% of marketing and sales, with 5% dedicated to outreach, referrals and PR. In May 2018, EnergyFunders moved consulting firms to redesign the front-end website and continued increasing lead generation along with building out lead funnels for "Accredited Investors" only.

Operations

Project Submission Lifecycle
The Project Submission Lifecycle is a crucial piece of scaling our operations. Having experience building a project submission workflow for our Reg D, and having planned a workflow for Reg CF raises, we have identified a few

initiatives that will be important to our success:

1. Technology. We will build out technology and a company/project submission process on the portal to automate as much as we can to ensure a clean, low-touch process that will guide the issuers through. We will create and provide an on-boarding guide, educational blogs, guided submissions, videos, and FAQs for each stage of the process.

    Our work hour estimates on the Project Submission Lifecycle workflow is based on our current platform and are limited capabilities in handling the workflow. After our software development team rolls out the new automated project submission flow (eta: 4-6 months), we expect to see certain reductions in the hours needed per project stage. Additionally, we expect the number of hours required to go down as our team gains experience processing the project submissions and identifies further efficiencies.

2. Hire qualified employees. We have learned about the need to hire experienced, skilled employees to fill the needed roles on both the Operations and Venture teams.

    We operate in a highly regulated environment and most entrepreneurs are uninformed as to what they can and cannot do when it comes to raising capital. Even with an effective and efficient automated process in place, personal "mentorship," guidance, and compliance review is critical from both the Venture group and Operations group to guide the issuers through the Project Submission Process.

Technology

Blockchain: Why we use blockchain technology.
We decided to build our new platform with a blockchain ledger to increase security and plan for the future. The Benefits of the Company's blockchain technology include:

- Efficiency and Optimization - Bringing potential liquidity to an illiquid energy market and allowing transactions to occur more safely and quickly.
- Accountability - Providing immutability and transparency for transactions, creating an audit trail for investors and regulation compliance.
- Enhanced security - Utilizing unbreakable cryptography for all relevant details of each transaction, which are independently, cryptographically verified.
- Future expandability - Utilizing the same technology and data to add future initiatives, including a functional secondary market and efficient international transactions.

We anticipate using our blockchain technology broadening the energy investment market to include all legally permitted users around the world with built-in regulatory and legal compliance as appropriate for each user's country of residence.

Our users will eventually experience a true borderless trading environment with a resulting dramatic reduction in scalability and transaction costs.

Node.js.
We built our new platform on the Node.js language for speed, efficiency, and extensibility. utilized by LinkedIn and now Facebook, Node.js will allow future expansion for applications.

The Benefits of Node.js Include:

- Efficiency and speed - Without the need to reload the page following each interaction, Node.js provides our users with a true application, as opposed to a webpage, in both speed and functionality.
- Talent - Node.js allows us to utilize the talents of the same developers for the front end applications and the back end data processing systems
- Extensibility - We can efficiently create mobile apps using the same framework, language, and technology as our website.
- Future enhancements - Because node.js underlies both web and mobile applications, it will allow us to more easily integrate future concepts and technologies.

Future Growth
Discussions are currently beginning for a potential 'white-label' license of the Company's technology for use in non-energy related sectors, whereby other businesses can utilize the Company's efficient blockchain technology to offer participation to investors interested in those industries. License fees and ongoing administrative management fees and royalties would be possible and could be additional revenue sources for the Company. Such discussions are very early stage and there can be no assurance that we would be successful in achieving an agreement.

We also plan to continue to add features and content to our internet-based platform. We intend to leverage our blockchain technology to develop markets which will help investors on our platform liquidate their investments.

Locations & Facilities
The Company is currently headquartered in Houston, Texas. We are considering additional offices in Austin and/or DFW as necessary to attract talent and improve operations. As we continue to grow, we believe there is room to expand to other energy hubs areas like California, Colorado, and Oklahoma by hiring business development reps and having them office in energy-focused incubators/accelerators.

The Company's Products and/or Services

Product / Service	Description	Current Market
Financial Technology Platform	EnergyFunders provides Reg D Private Placement for oil and gas Exploration and production Companies and Regulation CF Offerings for energy-related Companies	Investors looking for investment opportunities in energy companies and oil and gas exploration and production, oil and gas exploration and production companies, and energy companies.

Competition

Competition for investments in energy companies and oil and gas investment dollars is extremely diverse. In that sense, EnergyFunders is one player in a large ecosystem. Financing for energy companies and independent oil and gas operators is difficult to come by from banks and institutional investors. Our competition to finance these projects is primarily from other fundraising groups that exist offline.

However, in terms of an equity crowdfunding platform focusing on energy that is able to cherry pick the best deals and companies to finance them without spending time building and operating the deal, competition is scarce. There is one equity crowdfunding competitor which does not operate as a fully integrated platform and appears to be structured purely as an agent of a broker-dealer or as a marketing company. We do not feel that this business model is a substantial risk to EnergyFunders which operates as an integrated platform.

Equity crowdfunding has taken off for start-up financing and real estate investment platforms. Many sites now exist that have raised hundreds of millions of dollars for these investments. However, energy requires expertise that is extremely difficult to acquire. Real estate investing and start-up investing occurs across the country and the world. However, the knowledge base to manage investing in energy projects and companies is found primarily in Houston, Texas. For this reason, EnergyFunders enjoys a unique degree of insulation from competition.

Customer Base

Our customers are oil and gas exploration teams, accredited investors looking to make direct investments into energy investment opportunities, energy technology companies, and accredited and non-accredited investors looking to make investments into energy technology companies. Our company customers participate in a $1.4T global industry.

Intellectual Property

The Company is dependent on the following intellectual property:

- The Company's wholly-owned, proprietary website and backend technology (other than modules it may license in the implementation of its Wordpress frontend)
- The Company's own design and logo marks
- The Company's own copyrighted word mark of "EnergyFunders"

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
86247831	Capital investment consulting; Capital investment services; Consultancy of capital investment; Equity capital investment; Financial and investment services, namely, asset and investment acquisition, consultation, advisory and development; Financial and investment services, namely, management and brokerage in the fields of stocks, bonds, options, commodities, futures and other securities, and the investment of funds of others; Financial asset management; Financial investment services, namely, administering the issuance, underwriting and distribution of securities; Financial services, namely, investment advice, investment management, investment consultation and investment of funds for others, including private and public equity and debt investment services; Financial services, namely, investment fund transfer and transaction services.	ENERGYF UNDERS	April 9, 2014	January 20, 2015	United States

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Casey Minshew	Founder, CEO, and Director (2015 – present)	Lead development and operations of the company and develop repeatable, iterative processes, a manager of EF Advisor, LLC
Aalok Shah	CTO (2016 – present)	Develop, architect and manage technological development; maintain, test and enhance cybersecurity; lead technology team
Derrick Hale	COO (2017 – present)	Develop, iterate and run processes and operations of the company, business development, organizational matters, a manager of EF Advisor, LLC
Philip Racusin	Founder, CSO, Director, and Chairman (2013 – present)	Development of new products and services, administrative and legal functions, a manager of EF Advisor, LLC. Mr. Racusin is also an attorney in private practice.
Michael Racusin	Founder, CIO and Director (2013 – present)	Information technology, data analysis, product development, general counsel and legal functions, overall compliance, a manager of EF Advisor, LLC. Mr. Racusin is also the Associate General Counsel of

		Luby's, Inc.
Andrew De Luna	CFO (2017 – present)	Accounting and CPA functions. Mr. De Luna is also a CPA in private practice.
Jeffrey Harder	Director (2015 – present)	Serves as a director on the Board of EF Resources, Inc., Securities and Legal Advisor, and attorney in private practice.
Marc Duncan	Director (2016 – present)	Serves as a director on the Board of EF Resources, Inc., Oil and Gas Advisor, and oil and gas executive.
David Ritter	Director (2017 – present)	Serves as a director on the Board of EF Resources, Inc. and oil and gas executive.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 full time employees in Texas and 2 part-time independent contractors in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	4,650,000	1:1	N/A	54.43%	Held subject to multiple agreements t o the benefit of the Company
Preferred Stock	1,150,000	1:1	N/A	13.46%	Held subject to Investor Rights' Agreement
Options to purchase Common Stock	2,742,500	None	Upon exercise, the holder will receive Common Stock	32.10% (Giving effect to the exercise of such options)	All options vest on a monthly or quarterly basis over 1 to 3 years with an exercise price of $0.10
Crowd Notes	$654,539	None	N/A	N/A	Held subject to Investor Rights' Agreement; Converts to equity if subsequent qualifying financing round or control transaction occurs, otherwise matures as debt on September 5, 2020

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Common Equity (Pre-seed)	May 2013	Founders	Common Equity	4,650,000	Operations, development
Preferred Equity	September 2015	Rule 506(b) of Regulation D	Preferred Equity	1,150,000 shares	Development, marketing, team
Options to o purchase Common Stock	7/8/15, 4/1/16, 2/1/17, 6/1/17, 7/10/17, 8/22/17, 10/1/17, 11/15/17, 12/8/17, 1/15/18, 11/18		Options to purchase Common Stock	2,742,500	N/A
Convertible Debt	June 21, 2018, September 12, 2018	Regulation CF, Regulation D	Crowd Note	$654,539	Operations, development
Convertible Debt	April 24, 2019	Regulation D	Crowd Note	$50,000	Operations, development

Ownership

A majority of the Company is owned by four individuals: Philip Racusin, Roger Gingell, Michael Racusin, and Casey Minshew.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Philip Racusin	1,844,219 shares of Common Stock	21.77%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

EF Resources, Inc. (a Texas corporation) is an energy-focused crowdfunding company which started with oil and gas. EF Resources Marketplace is a cutting edge Financial technology platform dedicated to disrupting the way people from all over the world invest directly into energy investments. The Company incorporated in 2015 and is based in Houston, Texas. The Company's consolidated subsidiaries/entities include EnergyFunders, LLC; EF Advisor, LLC; and EF Funding Portal, LLC.

The Company receives funds from customers that they invest into different entities on behalf of customers. Received deposits are recorded as liability and when the investments occur, the liability is reduced. During the two years ended December 31, 2018 and 2017 the Company had customer deposits of $928,693 and $772,527, respectively. Similarly, in those two years, the Company earned revenues of $334,149 for the year ending 2018 and $125,392 for the year ending 2017. The Company has sustained net losses of $658,563.67 and $527,831 during the years ended December 31, 2018 and 2017, respectively, and has an accumulated deficit of $1,036,400.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $80,000 in cash on hand as of June 15, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Casey Minshew
(Signature)

Casey Minshew
(Name)

Chief Executive Officer (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Casey Minshew
(Signature)

Casey Minshew
(Name)

Chief Executive Officer
(Title)

4/29/2019
(Date)

/s/Philip Racusin
(Signature)

Philip Racusin
(Name)

Chairman of the Board of EF Resources, Inc.
(Title)

4/29/2019
(Date)

/s/Andrew De Luna
_____
(Signature)

 Andrew De Luna
_____
(Name)

Chief Financial Officer
_____
(Title)

4/29/2019
_____
 (Date)

EXHIBIT A
Financials

       I, Casey Minshew, the Chief Executive Officer of EF Resources, Inc., hereby certify that the financial statements of EF Resources, Inc. and notes thereto for the periods ending December 2018 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2019

/s/Casey Minshew

(Signature)

.

EF Resources, Inc.

A Texas Corporation

Consolidated Financial Statements (Unaudited) and

Independent Accountants' Review Report

For the two years ending December 31, 2018 & 2017

TABLE OF CONTENTS



KBT

To the Shareholders

EF Resources, Inc.

Houston, TX

We have reviewed the accompanying consolidated financial statements of EF Resources, Inc., which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders' equity, and cash flows for the two years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 7 of the consolidated financial statements, EF Resources, Inc. relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about EF Resources, Inc.'s ability to continue as a going concern.

Rick Toussaint, MBA CPA

Dallas, TX

April 25, 2019

100 CRESCENT COURT
SUITE 700
DALLAS TX 75201

214.577.1107 FAX 877.753.6377

EF Resources, Inc.
Consolidated Balance Sheets December
31, 2018 and December 31, 2017
(unaudited)

ASSETS

	December 31, 2018	December 31, 2017
Current Assets:		
Cash	$ 754,751	$ 694,701
Other current assets		25,000
Total current assets	754,751	719,701
Other Assets		
Investments	286,673	242,737
Intangibles, Net	59,894	59,894
Total other assets	346,767	302,631
Total Assets	$ 1,101,518	$1,022,332

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 51,284	$ 94,010
Total current liabilities	51,284	94,010
Customer Deposits	928,693	772,527
Long-Term Liability	605,746	
Total Liability	1,585,723	866,537
Stockholders' Equity:		
Common Stock	34,900	34,500
Preferred Stock	1,150,000	1,033,200
Treasury Stock	12,000	12,000
APIC	14,022	14,022
Accumulated deficit	(1,660,127)	(937,926)
Total Stockholders' Equity	(484,285)	155,796
Total Liabilities & Stockholders' Equity	$ 1,101,518	$ 1,022,332

See accountants' review report
and accompanying notes to the consolidated financial statements

EF Resources, Inc.
Consolidated Statements of Operations Years
Ended December 31, 2017 and 2016
(unaudited)

		Year ended December 31,		
		2018		2017
Revenue	$	334,149	$	125,392
Expenses:				
Advertising SEO		161,421		29,285
Public Relations		0		42,460
Wages & Salaries		415,098		0
Professional Fees		262,358		375,869
License & Permits		38,312		36,531
Depreciation & Amortization		8,603		8,603
Rent & Utilities		16,766		7,486
General & Administrative Expenses		57,627		23,272
Other Operating Expenses		93,743		76,526
Total operating expenses		1,053,928		600,312
Net loss from operations		719,779		474,920
Other income/expense				
Interest Income		4,039		857
Interest expense		6,461		775
Loss on Impairment				52,993
Net loss before provision for income tax	$	722,201	$	527,831
Income Taxes		-		-
Net loss	$	722,201	$	527,831

EF Resources, Inc.
Consolidated Statement of Stockholders' Equity
For the Period from December 31, 2015 to December 31, 2018
(unaudited)

	Common Stock		Preferred Stock		Treasury Stock		Additional Paid in	Accumulated	Total Stockholders
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance - December 31, 2015	**4,650,000**	**$ 46,500**	**221,200**	**$ 221,200**	**-**	**$ -**	**$ -**	**$ (134,353)**	**$ 133,347**
Preferred Shares Issued for cash			307,000	307,000					307,000
Treasury Stock purchase	(570,000)	(5,700)			570,000	5,700			-
Options Issued for service							4,500		4,500
Net loss								(275,742)	(275,742)
Balance December 31, 2016	**4,080,000**	**40,800**	**528,200**	**528,200**	**570,000**	**5,700**	**4,500**	**(410,095)**	**169,105**
Preferred Shares Issued for cash			505,000	505,000					505,000
Treasury Stock purchase	(630,000)	(6,300)			630,000	6,300			-
Options Issued for services							9,522		9,522
Net Loss								(527,831)	(527,831)
Balance - December 31, 2017	**3,450,000**	**$ 34,500**	**1,033,200**	**$ 1,033,200**	**1,200,000**	**$ 12,000**	**$ 14,022**	**$ (937,926)**	**$ 155,796**
Common Shares Issued for Services	40,000	4,000							116,500
Preferred Shares Issued for cash Treasury			116,500	116,500					-
Stock purchase									
Options Issued for services									
Net Loss								**(722,201)**	**(722,201)**
Balance - December 31, 2018	**3,490,000**	**$ 34,900**	**1,150,000**	**$ 1,150,000**	**1,200,000**	**$ 12,000**	**$ 14,022**	**$ (1,660,127)**	**$(484,205)**

See accountants' review report
and accompanying notes to the consolidated financial statements.

EF Resources, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2018 and 2017
(unaudited)

| | Year ended December 31, | |
	2018	2017
Cash flows from operating activities:		
Net loss	$ 658,564	$ 527,831
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation & amortization expense		(26,897)
Change in assets and liabilities		
Share Based Expense	0	9,522
Loss on Impairment of Investments	63,637	52,993
Accounts payable and accrued expenses	16,988	(44,052)
Customer Deposits	603,204	510,251
Net cash used by operating activities	(38,372)	(26,014)
Cash flows from investing activities:		
Investment in energy entities	(624,323)	(126,439)
Net cash used by investing activities	(624,323)	(126,439)
Cash flows from financing activities: Proceeds from issuance of Preferred Stock	116,500	505,000
Proceeds from Bridge Note	605,746	0
Net cash (used) provided by financing activities	772,746	505,000
Net increase (decrease) in cash	60,050	352,547
Cash at beginning of period	694,701	342,154
Cash at end of period	$ 754,751	$ 694,701
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

EF Resources, Inc. (a Texas corporation) is an energy-focused crowdfunding company which started with oil and gas. EF Resources Marketplace is a cutting edge financial technology platform dedicated to disrupting the way people from all over the world invest directly into energy investments. The Company incorporated in 2015 and is based in Houston, Texas.

Principles of Consolidation

The Company's consolidated subsidiaries/entities include EnergyFunders, LLC; EF Advisor, LLC; and EF Funding Portal, LLC; and EF GP, LLC. The accompanying financial statements are consolidated and include the accounts of the Company and its majority owned subsidiaries. The consolidated accounts include 100% of the assets and liabilities of the subsidiaries. All inter-company balances and transactions have been eliminated.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $27,784 and $29,565 in advertising costs, respectively.

Revenue Recognitions

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have beenrendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Intangible Assets

Intangible assets represent the amount incurred by the Company related to the development of the online platform.

Under ASC 985-20, there are two main stages of software development. These stages are defined as:

(A) When the technological feasibility is established, and
(B) When the product is available for general release to customers.

Costs incurred by the Company up to stage A have been expensed while costs incurred to move from stage A to stage B have been capitalized.

The Company evaluates the recoverability of finite-lived intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. There was no impairment deemed necessary at December 31, 2018 and 2017.

Website Development Costs

The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. These costs are amortized using the straight-line method over the estimated economic useful life of 5 years starting from when the application is substantially complete and ready for its intended use.

Cost Method Investments

Investee companies not accounted for under the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such Investee companies is not included in the Consolidated Balance Sheet or Statement of Operations. However, impairment charges are recognized in the Consolidated Statement of Operations. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded. There was loss on impairment recognized of 63,637 and $52,993 for the years ended December 31, 2018 and 2017, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs

(Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2018, and 2017, the Company had 754,751 and $694,701 in cash equivalents.

Recent Accounting Pronouncements
No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – INTANGIBLE ASSETS (NET)

Intangible Assets consist of the following at December 31, 2018 and 2017:

	2018	2017
Intangible Assets, at cost	$ 78,513	$ 78,513
Less Accumulated Amortization	(18,619)	(18,619)
Intangible Assets, net	$ 59,894	$ 59,894
Amortization Expense	$ 0	$ 8,603

$35,500 of additional costs incurred during 2017 are not subject to amortization as the technological feasibility is established, but the product is not available for general release to customers.

NOTE 3 – CUSTOMER DEPOSITS

The Company receives funds from customers that they invest into different entities on behalf of customers. Received deposits are recorded as liability and when the investments occur, the liability is reduced. During the two years ended December 31, 2018 and 2017 the Company had customer deposits of 928,693 and $772,527, respectively.

NOTE 4 – INVESTMENTS

During the years ended December 31, 2018 and 2017, the Company had $286,673 and $242,737 in Investments under the Cost Method of Accounting.

During the years ended December 31, 2018 and 2017, the Company impaired $63,637 and $52,993 of Investments, respectively.

NOTE 5 – EQUITY

During the two years ended December 31, 2018 and 2017 the Company had 3,490,000 and 3,450,000 of issued and outstanding common shares with no par value.

During the year ended December 31, 2016 and 2017, the Company purchased 570,000 and 630,000 shares of Treasury Stock at $0.01 per share.

During the year ended December 31, 2017 and 2016, the Company also issued an aggregate 2,100,000 and 615,000 stock options to various consultants of the Company, 190,000 of which were fully vested as of December 31, 2017. All outstanding options have a 10-year term and are exercisable at $.10 per share. The Company recognized share-based expense in the amount of $9,522 during the year ended December 31, 2017.

During the year ended December 31, 2018, the company also issued 660,000 of stock options to employees of the company, all of which vest over three years at December 31, 2018. All outstanding options have a 10-year term and are exercisable at $.10 per share. **The vesting period is three years; the company did not recognize any share-based expense.**

Preferred Stock

The Company has designated one class of preferred stock and has authorized a total of 1,150,000 preferred shares at $1.00 per share as of December 31, 2018. The Company sold 116,500 preferred stock at $1.00 per share in the month of January 2018 and closed the preferred offering.

During the year ended December 31, 2017, the Company issued 505,000 Series A Preferred Shares in exchange for cash of $505,000.

NOTE 6 – COMMITMENTS & CONTINGENCIES

The Company is not currently involved with, and does not have knowledge of, any pending or threatened litigation or any other legal matters against the Company or any of its members.

NOTE 7 – GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $722,201 and $527,831 during the years ended December 31, 2018 and 2017, respectively, and has an accumulated deficit of $1,660,127. The Company continues to rely on its principal shareholder and other outside investors to finance its operations and anticipates this need for the upcoming year. The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated events through April 23, 2019, the date that these consolidated financial statements were available to be issued. No subsequent events would require disclosure.